

December 2, 2011

Via E-mail
Ms. Ann J. Bruder, Esq.
General Counsel
Commercial Metals Company
6565 North MacArthur Boulevard, Suite 800
Irving, Texas 75039

> **Re:** **Commercial Metals Company**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on November 23, 2011**
> **File No. 001-04304**

Dear Ms. Bruder:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.      Please update your disclosure regarding your contacts with the Icahn Group.

Proposal 5, page 66

2.      Please avoid issuing statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please note that the factual foundation for such assertions must be reasonable. Refer to Note (b) of Rule 14a-9. Please provide us with the factual foundation for your disclosure as to the Icahn Group's "aggressive use of derivatives which obscured the rate of such increase."

Ms. Ann J. Bruder, Esq.
Commercial Metals Company
December 2, 2011
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc:     Via E-mail
        Paul L. Choi, Esq.
        Sidley Austin LLP